Exhibit 99.3

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF FLY LEASING LIMITED June 18, 2020 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 1:00 PM EST on June 12, 2020. Please detach along perforated line and mail in the envelope provided. 00033333000000000000 6 061820 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x FOR AGAINST ABSTAIN 1. To re-elect Erik G. Braathen as a director of the Company. 2. To re-elect Joseph M. Donovan as a director of the Company. 3. To re-elect Eugene McCague as a director of the Company. 4. To re-elect Susan M. Walton as a director of the Company. 5. To appoint Deloitte & Touche LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company to determine their remuneration. To transact other such business as may properly come before the Meeting or any adjournment thereof. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.